AMERICAS GOLD AND SILVER CONTINUES TRACK RECORD OF SIGNIFICANT DISCOVERIES AT THE GALENA COMPLEX
WITH A NEW GALENA MINE VEIN DISCOVERY GRADING 1,062 G/T AG, 0.7% CU OVER 1.3 METERS WHILE
CRESCENT DRILLING RETURNS 1,891 G/T AG, 0.3% CU OVER 1.3 METERS AND 1,560 G/T AG, 0.3% CU OVER 1.1
METERS

TORONTO, ONTARIO - September 18, 2026 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company") a North American producer of silver and other critical minerals supporting artificial intelligence, electrification, national security and advanced manufacturing, is pleased to announce high-grade Ag-Cu-Pb-Sb drill results from the Company's largest ever exploration and Mineral Resource conversion drilling program at the Galena Complex, comprised of the operating Galena Mine connected to the restart stage Coeur Mine and the neighboring Crescent Mine.

The assays reported today are a result of substantial infill and step-out exploration drilling conducted across multiple target areas at the Galena, Coeur (see Figure 1), and Crescent (see Figure 2) mines. Drilling has delivered new vein discoveries at Galena and Crescent as well returned infill drill intercepts that are regularly intersecting higher silver grades than the currently modeled Mineral Resource. These results represent significant upside potential to the future mine plan as they were not included in the Company's 2025 Mineral Resource and Reserve statement (see Americas news release dated March 30, 2026).

Paul Andre Huet, Chairman and CEO, commented: "The new drilling results at the Galena Complex continue to reaffirm our belief that we control one of the highest-grade, primary silver deposits not only in the historic Silver Valley but worldwide. Our drill program in 2026 has unlocked numerous new discoveries while significantly extending existing major veins on multiple levels of the mine. I'd like to congratulate the entire Galena team for their hard work and exceptional safety record as we continue to identify new targets to feed the mine's significant future.

Our recent drilling across the Galena Complex has continued to deliver exceptional results. The new vein discovery on the operating 49 level (49-817 intersecting 1.2m of 1,061 g/t Ag, 0.7% Cu and 0.6% Sb) is not only high grade, but also very close to our minimum mining width for our ongoing transition to long hole stoping. The high-grade discovery of the 9 Vein (24-407 intersecting 0.4m of 7,123 g/t Ag, 3.24 %Cu and 1.81% Sb) in an area without any vein projections is a typical example of the numerous opportunities for new discoveries at Galena, even in higher levels with significant historical mining. Moving over to Coeur, the 520 Vein system continues to grow, with recent drilling expanding the 2025 discovery to 200m along strike and 200m in vertical extent while all directions remain open for further expansion. I will also note that all our drilling at Galena in 2026 has focused on in-mine exploration above the 6,000ft level. With neighbouring operating mines along strike extending deeper than 10,000ft, we have good reason to believe in the further potential below our existing operations.

At our Crescent mine project, we have been very active with the drill bit. Our goals are twofold: infill drill the existing Mineral Resource at Alhambra and South Veins for detailed mine planning ahead of mining in 2027 and testing for new high-grade shoots. In our batch of results containing assays for the first 12 of 45 holes drilled to date, we are proud to announce the discovery of two new veins in the vicinity of Alhambra. Drillholes SF-002 and SF-003 intersected 1.1m of 1,109.5 g/t Ag, 0.3% Cu and 0.8m of 939.3 g/t Ag, 0.1% Cu, respectively. Coupled with the results from ongoing high grade infill drilling, we are looking forward to continued drilling success at Crescent after our first six months of drilling efforts.

Just yesterday we announced outstanding new drill results at our Cosalá operations in Mexico (see news release dated September 17, 2026). Combined, the tremendous exploration success being realized across our U.S. and Mexican operations in 2026 is a demonstration of the significant value that can be realized through systematic exploration and disciplined capital allocation. I am very excited about the future as we continue to execute on our multi-asset growth strategy at Americas Gold and Silver."

The 88 reported drillholes between the Galena and Coeur Mines continue to infill past discoveries such as the 43L-TJ, 117 and 9 Veins as well as deliver a new high-grade vein discovery on the 49 level of the mine (see Figure 1). The 9 vein is a particularly exciting development for the Company, as it was originally discovered in Q3 2026, after being crosscut by a utilities drift being developed for mine services in an area with no historical drilling or vein projections. The Galena team has since completed roughly 85 meters of successful drifting along the strike of the vein and has established multiple drill bays to allow for drilling up and down dip of the original discovery to better define the scale potential.

At the Coeur Mine, the 520 vein continues to exhibit exceptional growth potential with hole C034-188 expanding the zone an additional 45 meters up-dip of C034-166, with the combined vein now measuring 200m long by 200m high and remaining open for further expansion.

Figure 1: (L) Long section of the Galena Mine with highlight drill results in red and yellow stars

Table 1: Key Intercepts returned from Q2-Q3 2026 infill and exploration drilling at the Galena Mine

Hole #	True Width (m)	Ag (g/t)	Cu (%)	Sb (%)	Pb (%)	Vein Type
37-336	0.5	1,284.6	0.9	0.0	0.7	Ag-Cu
37-336	0.4	3,608.0	3.1	0.0	2.6	Ag-Cu
37-336	0.8	3,054.4	2.8	0.0	2.1	Ag-Cu
37-337	0.2	1,573.8	1.3	0.1	1.0	Ag-Cu
And	0.5	806.0	0.8	0.6	0.0	Ag-Cu
And	0.1	9,611.0	9.7	7.0	0.0	Ag-Cu-Sb
37-339	0.6	805.6	0.6	0.5	0.0	Ag-Cu
43-357	1.9	1,391.6	1.5	1.5	1.9	Ag-Cu-Sb
43-358	1.7	832.0	1.4	1.6	3.7	Ag-Cu-Sb
43-365	2.3	935.9	0.7	0.6	0.3	Ag-Cu-Sb
And	1.6	2,390.9	1.6	1.2	0.1	Ag-Cu-Sb
And	0.7	825.5	0.6	0.5	0.7	Ag-Cu-Sb
43-366	1.0	1,312.6	1.4	1.1	2.6	Ag-Pb-Sb
And	0.9	1,365.1	1.1	0.9	8.3	Ag-Pb-Sb
43-369	0.2	20,124.0	8.3	7.1	3.0	Ag-Cu-Sb
49-811	0.7	2,783.8	2.9	2.6	8.8	Ag-Cu-Sb-Pb
49-812	1.8	1,031.7	0.3	0.3	18.0	Ag-Pb
CO34-166	1.1	619.0	1.1	0.7	0.0	Ag-Cu-Sb
And	0.8	432.3	1.5	0.5	0.0	Ag-Cu-Sb
CO34-183	0.1	4,323.0	9.0	4.5	0.2	Ag-Cu-Sb

*Note: Reported intercepts are estimated true widths | NSV = No Significant Values

A collar and full assay table can be found at: https://americas-gold.com/site/assets/files/4297/dr20260918gal.pdf

At the Crescent Mine, The Company has completed 45 surface and underground core holes, with 12 holes being reported and 33 drillholes still pending final assays. The focus of the 2026 infill drill campaign at Crescent is to confirm high-grade ore shoots hosted within the historically mined Alhambra (see Figure 2) and South Veins to support ongoing mine planning followed by an updated Mineral Resource Estimate in 2027. Drilling to-date has confirmed historical vein projections as well as identified two new veins in the vicinity of the Alhambra vein. These new veins were intersected by holes SF-002 & SF-003 and SF-014 & SF-017 and warrant additional follow-up drilling to better define potential scale and grade of these promising new vein intercepts.

Figure 2: (L) Long section of the Crescent Mine highlighting drill results of the historical Alhambra Vein

Table 2: Key Intercepts returned from Q1-Q3 2026 infill and exploration drilling at the Crescent Mine

Hole #	True Width (m)	Ag (g/t)	Cu (%)	Sb (%)	Pb (%)	Vein Type
SF-002	1.1	1,109.5	0.3	0.2	2.3	Alhambra
and	0.9	379.5	0.4	1.5	NSV	New Vein
SF-003	0.8	939.3	0.1	0.5	NSV	New Vein
SF-006	0.6	740.3	0.2	0.1	0.2	Alhambra
SF-010	0.4	1,066.8	0.2	0.3	1.0	Alhambra
SF-012	0.9	516.3	0.3	1.1	3.5	Alhambra
SF-013	1.1	1,559.5	0.1	0.8	0.4	Alhambra
SF-013	1.3	1,891.1	0.3	NSV	0.5	Alhambra
SF-014	0.3	1,533.4	0.2	0.4	0.1	New Vein
SF-017	0.2	3,514.7	4.1	2.0	0.2	New Vein
SV-041	0.6	762.0	0.9	0.5	0.1	South Vein

*Note: Reported intercepts are estimated true widths | NSV = No Significant Values

A collar and full assay table can be found at https:/americas-gold.com/site/assets/files/4297/dr20260918cre.pdf

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a rapidly growing North American producer of silver and other critical minerals supporting the growth of AI, electrification, advanced manufacturing, and national security. The Company owns a portfolio of high-grade mining assets in the United States and Mexico and is executing a strategy to become one of North America's leading silver producers while establishing a secure domestic supply of antimony.

The Company's flagship Galena Complex in Idaho is one of the United States' premier silver mining districts and includes the nation's largest antimony mine. Nearby, the fully permitted Crescent Silver Mine hosts one of the world's highest-grade silver resources and offers significant future growth potential through shared infrastructure and processing. Through a 51/49 joint venture, the Company is developing a fully integrated domestic antimony supply chain-from mine to finished product-to help strengthen America's critical mineral independence.

Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico, where EC120, a high-grade silver-copper mine, is currently scaling production. With a strong balance sheet and multiple high-quality growth projects, the Company is well positioned to increase silver and antimony production while supplying the critical minerals needed to support the next generation of AI infrastructure, energy systems, and advanced industrial technologies.

For more information:
Miranda Powell
Manager, Investor Relations and Communications
M: +1-775-771-8832
E: ir@americas-gold.com
W: americas-gold.com

Technical Information and Qualified Persons

The scientific and technical information relating to the Company's material operating mineral properties contained herein has been reviewed and approved by Rick Streiff, Certified Professional Geologist (CPG#11108), and consultant to the Company, who is a “qualified person” for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI-43-101”). The Company's current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR+ at www.sedarplus.com, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company's material mineral properties, including a breakdown by category.

The diamond drilling program used NQ-size core and BQ-size core. The Company's standard QA/QC practices were utilized to ensure the integrity of the core and sample preparation at the Galena Complex through delivery of the samples to the assay lab. The drill core was stored in a secure facility, photographed, logged and sampled based on lithologic and mineralogical interpretations. Standards of certified reference materials, field duplicates and blanks were inserted as samples shipped with the core samples to the lab.

Analytical work was carried out by American Analytical Services Inc. ("AAS") located in Osburn, Idaho, or SVL Analytical located in Kellogg Idaho. AAS and SVL are independent, ISO-17025 accredited laboratories. Sample preparation includes a 30-gram pulp sample analyzed by atomic absorption spectrometry ("AA") techniques to determine silver, copper, and lead, using aqua regia for pulp digestion. Samples returning values over 514 g/t Ag are re-assayed using fire-assay techniques for silver. Additionally, samples returning values over 23% Pb are re-assayed using titration techniques.

Duplicate pulp samples are sent out quarterly to ALS Global, an independent, ISO-17025 accredited laboratory based in Reno, Nevada to perform an independent check analysis. A conventional AA technique was used for the analysis of silver, copper and lead at ALS Global with the same industry standard procedures as those used by AAS. The assay results listed in this report did not show any significant contamination during sample preparation or sample bias of analysis.

All mining terms used herein have the meanings set forth in NI 43-101, as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions, and beliefs with respect to, among other things, the results of the drilling campaign at the Galena Complex, including the upside potential for the mine plan at the Galena Complex and Americas’ multi-asset growth strategy, and are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate," "believe," "expect," "goal," "plan," "intend," "potential," "estimate," "may," "assume," and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.